Symetra Financial Corporation
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004
VIA EDGAR
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-7010
Attn: Mr. Jeffrey Riedler
Symetra Financial Corporation
Registration Statement on Form S-1 (File No. 333-162344 )
January 19, 2010
Ladies and Gentlemen:
               Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Symetra Financial Corporation hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 3:00 p.m., Eastern Time, on January 21, 2010, or as soon thereafter as practicable. On behalf of each of the underwriters of the securities to be sold under the Registration Statement, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, Inc., Goldman, Sachs & Co. and Barclays Capital Inc. will request acceleration of the Registration Statement under separate cover.
               In connection with this request, Symetra Financial Corporation (the “Company”) hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform William J. Whelan, III at (212) 474-1644, D. Scott Bennett at (212) 474-1132 or Eugene Y. Yoon at (212) 474-1457, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours, Symetra Financial Corporation.
By	/s/ George C. Pagos
	Name:	George C. Pagos
	Title:	Senior Vice President, General Counsel and Secretary